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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                             SEC File Number 1-1520

(Check One) _X_ Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended:  November 30, 2001
                                    --------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________


   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

GenCorp Inc.
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Full Name of Registrant


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Former Name if Applicable

Highway 50 and Aerojet Road or (mailing) P.O. Box 537012
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Address of Principal Executive Office (Street and Number)

Rancho Cordovo, California 95670 or (mailing) Sacramento, California 95853-7012
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

_X_      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

_X_      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_X_      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.


As previously announced, the Company became aware in January 2002 of certain potential accounting issues at two of its GDX Automotive manufacturing plants in North America, and commenced an inquiry into these issues under the direction of the Company's audit committee with the assistance of outside legal advisors and accounting consultants. As a result of the inquiry, the

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Company has been delayed in completing the financial statements to be included in the report, and therefore the Company's independent accountants have not been able to complete their audit of such financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         William R. Phillips               916                 355-4000
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         _X_ Yes  ___ No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    ___ Yes   _X_ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  GenCorp Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 1, 2002                   By   /s/ William R. Phillips
                                       ----------------------------------------
                                           Senior Vice President, Law,
                                           General Counsel and Secretary

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March 1, 2002


GenCorp Inc.
P.O. Box 537012
Sacramento, California
95853-7012

Dear Sir or Madam:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of GenCorp Inc.'s inability to timely file its annual report on Form 10-K for the year ended November 30, 2001, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your 2001 annual report to the Commission.

As previously announced, GenCorp became aware in January 2002 of certain potential accounting issues at two of its GDX Automotive manufacturing plants in North America and commenced an inquiry into these issues under the direction of the GenCorp's audit committee with the assistance of outside legal advisors and accounting consultants. As a result of the inquiry, GenCorp has been delayed in completing the financial statements to be included in the report, and therefore, we have not been able to complete our audit of such financial statements.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

                                    Very truly yours,



                                    Ernst & Young LLP